Via Facsimile and U.S. Mail
Mail Stop 4720

March 18, 2010

Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing, 100176, People's Republic of China

Re: American Oriental Bioengineering, Inc
      Form 10-K/A for the Fiscal Year Ended December 31, 2008
       Form 10-Q for the Quarterly Period Ended September 30, 2009
       File Number: 001-32569

Dear Mr. Li,

       We have completed our review of your Form 10-K and related filings have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief